
RenewaBlox
11126.98
+2.4%

Business Plan – Executive Summary

RenewaBlox is a solar development firm based in Illinois. The company's focus is to streamline solar development and optimize revenue streams via innovative offtake solutions.

RenewaBlox has option-to-acquire on a 160 acre plot in Illinois. Under an optimized revenue strategy, the land will be developed for solar in five separate parcels:

A. Four Community Solar (CS) projects – 5MW on 22 acres each
B. One co-located solar & data centre (POG) project – 11MW on 72 acres

Overall - 31MW solar on 160 acres

Community Solar in Illinois is a lucrative endeavour with generous tax credits available to developers who undertake them.
The remaining 72 acre plot will be utilized for an innovative co-located solar array & data centre. This combination will provide flexibility and multiple revenue streams, including:

1. Community solar offtake
2. Bitcoin mining revenue
3. Demand response participation

This trifecta will ensure maximum value capture from every kWh generated

RenewaBlox

Community Solar Synopsis

What is Community Solar?

Community solar is a solar energy program that enables multiple different customers; individuals, businesses and nonprofits, access to the benefits of a locally installed solar energy system.
The program is a subscription service which provides customers with an electric bill credit from the generation of their share of the community solar array.
The subscription model is designed to guarantee a cheaper electricity rate for customers than their local utility.

Why Community Solar?

Community Solar is tailored for individuals or businesses who cannot access rooftop solar.
There are multiple reasons for this; customers are in rented property, they cannot afford the initial outlay, or the roof-space is unsuitable.
Analysis from The National Renewable Energy Laboratory (NREL) (2022) revealed that almost half of US individuals & businesses are unable to host rooftop solar systems.

Opportunity for Growth

Community Solar is the fastest growing segment of the US solar industry, going from scattered pilot projects in 2007, to over 5 GW installed capacity by 2022 (Wood Mackenzie, 2023).
The Coalition for Community Solar Access (2023) is targeting 30 GW of installed capacity by 2030, giving up to 10 million Americans the opportunity to access Community Solar, and demonstrating the tremendous runway of growth left to be captured.


RenewaBlox

Solar Development Plan

RenewaBlox will undertake solar development for a total of 31MW, on the entire 160-acre plot in Illinois, to the notice-to-proceed (NTP) stage.

This will entail:

1. Land sub-division into 5 parcels
2. Prepare interconnection & special-use permit materials
3. Submit interconnection application
4. Submit special-use permit application
5. Begin the zoning board process and apply for building permits
6. Negotiate interconnection agreement as appropriate and prepare letter of credit
7. Once signed, evaluate between the Adjustable Block Program or the Illinois Solar For All Program. Evaluation is dependent on the date of achieving a signed interconnection agreement
8. Upon award of the Program Contract, market project for sale at NTP
9. Finalize sale of Community Solar project at NTP stage


RenewaBlox

Data Centre Overview

A Bitcoin mining data centre, as a location agnostic, modular, flexible & controllable load, is uniquely suited to compliment solar development:

1. Location Agnostic – A Bitcoin mining data centre can function in virtually any location, with only a minimal stable LAN. In the US, this attribute enables these data centres to be co-located with solar, which is typically sited in rural areas

2. Modular – A Bitcoin mining data centre can be deployed at precise increments to compliment individual solar projects. Solar developers can utilize this modular offtake to optimize their development strategy

3. Flexible & Controllable – Operators can control & automate the data centre load in 5 minute increments. Utilizing underclock & overclock mechanisms, operators can optimize the load against behind-the-meter generation or spot market prices.
   Finally, operators can participate in voluntary demand response programs by powering down the offtake immediately when given a response signal or notification


RenewaBlox

Data Centre Operation

RenewaBlox will operate its co-located Bitcoin mining data centre under Rider POG, of the Commonwealth Edison (ComEd) Utility of Illinois. This stipulates:

a) RenewaBlox will use part of its solar generation to power the data centre
b) Remaining power required for the data centre, outside of solar hours, will be delivered by ComEd
c) Excess solar generation not utilized by the data centre will be exported to ComEd

This will enable RenewaBlox to maximize its revenue stream from every kWh of solar generated.
A combination of offtake from Bitcoin mining & the local utility provides diversification of revenue, a hedge against revenue risk from either source, and the flexibility to route solar generation to its most profitable destination.

Finally, RenewaBlox will participate in ComEd's voluntary demand response program. This program is RenewaBlox's 3rd revenue stream. ComEd rewards businesses who choose to voluntarily curtail their energy consumption in times of peak grid demand. The monetary value of this will be included in our 5 year pro forma.


RenewaBlox

Traction

Due Diligence

RenewaBlox has successfully attained:

1. 10-year option-to-acquire agreement on the 160-acre plot of land in Livingston County, Illinois
2. Livingston County Community solar comparable. This demonstrates economic feasibility for the interconnection costs of the project
3. Joint Venture (JV) agreement with TerraVerde Energy to develop the land for solar

Solar Expertise

Our development partners, TerraVerde Energy, have over 14 years' experience in solar project development, implementation management, financial feasibility analyses and ongoing asset management services.
In this time, TerraVerde have supported the successful implementation of over $500 million worth of solar PV & battery energy storage systems

Data Centre Expertise

RenewaBlox has an in-house team with a combined 12 years' experience in the deployment & management of Bitcoin mining data centres.
Principal of these is a 6.5MW operation running 3684 miners – hashing a total of 166,520 TH/s.
The data centre has mined 267 Bitcoin to date.


RenewaBlox

Solar Revenue Projections

Parcel	Acres	MW	Apply Date	NTP	Dev Fee	COD
CS 1	22	5	8/1/2024	Q4 2025	$5.9M	2026
CS 2	22	5	8/1/2026	Q4 2027	$5.7M	2028
CS 3	22	5	8/1/2026	Q4 2027	$5.7M	2028
CS 4	22	5	8/1/2026	Q4 2027	$5.7M	2028
POG	72	11	8/1/2024	Q4 2025	$0.98M	2026
Total	**160**	**31**			**$23.98M**	

Note: future projections cannot be guaranteed.

Gross Development fee:
$23,980,000

Projected Development costs:
$1,156,000

Net Development income:
$22,824,000

RenewaBlox

Data Centre Revenue Projections

Bitcoin mining	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue					
Avr Bitcoin price	$ 60,000	$ 102,500	$ 106,250	$ 167,500	$ 202,500
Bitcoin mined	฿ 48.27	฿ 43.44	฿ 41.03	฿ 24.14	฿ 19.32
Fiat revenue	$2,896,200	$4,452,600	$4,359,438	$4,013,275	$3,912,300
Expenses					
Power cost / kWh	$ 643,090	$ 659,168	$ 675,647	$ 692,538	$ 709,852
O&M	$ 464,745	$ 464,745	$ 464,745	$ 464,745	$ 464,745
Insurance	$ 260,000	$ 260,000	$ 260,000	$ 260,000	$ 260,000
Net Profit	**$1,528,365**	**$3,068,687**	**$2,959,046**	**$2,595,992**	**$2,477,703**

Net 5-year Income:
$12,629,793

Capital Expenditure:
$3,995,600

5-year ROI:
216%

Note: future projections cannot be guaranteed.


RenewaBlox

Team



Callum Wheeler
CEO

5 years' experience in Bitcoin mining. Serial entrepreneur and innovator, pioneer of the prototype for a solar-powered iPad case in 2012. Passion & expertise for renewable energy projects and Bitcoin mining's potential to accelerate the energy transition



Jake Menard
CFO

4 years' experience in custom residential construction and land development in Illinois. 5 years' experience in Bitcoin. Specializes in company & financial operations. Expertise in managing code compliance with governing jurisdictions and overall project oversight.



Jason Deane
COO

Ex Cable & Wireless and Microsoft. Entrepreneur with over 25 years' experience of building companies, including Bitcoin Mining. Author of *How to Explain Bitcoin to Your Mum*. Active on speaker circuit & regular 'go to' expert for mainstream media



Jim Menard
CCO

30+ years in construction and construction management. Managed many large scale land developments resulting in thousands of production style homes completing construction. 120+ custom residential homes in Northern Illinois.


RenewaBlox